Exhibit A
to
Plan of Distribution
Pursuant to Rule 12b-1
of
Aspiration Funds
Updated December 6, 2016

Fund Name	Share Class	Distribution Fee (annual rate expressed as a percentage of the average daily net assets of each Class of Shares)
Aspiration Flagship Fund	Investor Class	0.25%

Aspiration Redwood Fund	Investor Class	0.25%